UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:** ————————————————————————

☐ **Form C/A: Amendment to Offering Statement:**————————————————————

       ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Digital Currency Growth, LLC

Legal status of issuer:
       Form: LLC
       Jurisdiction of Incorporation/Organization: Florida
       Date of organization):   9/19/2017

Physical address of issuer: 1449 Wetherington, Way Palm Harbor, FL 34683

Website of issuer: digitalcurrencygrowth.com

Name of intermediary through which the offering will be conducted: TRUCROWD

CIK number of intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will be paid 7% success fee with $3,500 already paid.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered: Class "A" Membership Non-Voting Units

Target number of securities to be offered: 20,000

Price (or method for determining price): $1,00

Target offering amount: $20,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: 01/31/2018

jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

page 3 of 4

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:			0		
Total Assets:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Digital Currency Growth, LLC.
(Issuer)

By Robert Cefail, CEO

X _____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X _____
(Signature)

Robert Cefail, CEO
(Title)

11/17/2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

THE COMPANY

1. Name of issuer: Digital Currency Growth, LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Cefail   Dates of Board Service: 9/19/2017 to Present

Principal Occupation: President, Celebrity based PR firm
Employer: Quadrant Sales & Marketing, Inc   Dates of Service: 2003 to present
Employer's principal business: Marketing & PR Services

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President   Dates of Service: 9/19/17 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: CEO   Dates of Service: 2003 to present
Responsibilities: Manage the company

Name: Anatola Cefail   Dates of Board Service: 9/19/2017 to Present

Principal Occupation: CTO, Celebrity based PR firm
Employer: Quadrant Sales & Marketing, Inc   Dates of Service: 2003 to present
Employer's principal business: Marketing & PR Services

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Vice President   Dates of Service: 9/19/17 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: CTO   Dates of Service: 2003 to present
Responsibilities: Technical Development Management

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Name: Linda Batdorf   Dates of Board Service: : 9/19/17 to present

Principal Occupation: VP Admin, Celebrity based PR firm
Employer: Quadrant Sales & Marketing, Inc   Dates of Service: 2003 to present
Employer's principal business: Marketing & PR Services

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Secretary   Dates of Service: 9/19/17 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: VP Admin   Dates of Service: 2003 - Present
Responsibilities: Admin and Finance

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Cefail

Title: CEO	Dates of Service: 9/19/17 to present
Responsibilities: Managing the company	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: CEO   Dates of Service: 2003 to present
Responsibilities: Manage the company

Name: Antola Cefail

Title: CTO	Dates of Service: 9/19/2017 to Present
Responsibilities: Manage all Technology and IT.	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: CTO   Dates of Service: 2003 to present
Responsibilities: Technical Development Management

Name: Linda Batdorf

Title: CFO   Dates of Service: 9/19/2017 to Present
Responsibilities: Manage all accounting and finance

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Quadrant Sales & Marketing, Inc
Employer's principal business: Celebrity based PR firm
Title: VP Admin   Dates of Service: 2003 - Present
Responsibilities: Admin and Finance

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Robert Cefail	262.5	**26.25%**
Anatola Cefail	262.5	**26.25%**
Linda Batdorf	225	**22.5%**

.



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Digital Currency Growth, LLC is a development stage company incorporated in the State of Florida on 20 September 2017 as a for profit corporation with a fiscal year end 31 December 2017

Digital Currency Growth, LLC is aiming to become an industry leader in providing innovation solutions to its customers with its products and services. Effectively leveraging the strengths of its own highly experienced engineering talent, Digital Currency Growth, LLC believes that it is capable of offering the highest quality products to its customers.

The Mission
The mission of Digital Currency Growth LLC is to assist new companies in the crypto and digital currency sectors in their growth plans. Digital Currency Growth could be best described as a crypto currency business incubator seeking out breakthrough coin technologies and business models.
Digital Currency Growth expects it will be earning crypto currencies from its clients during its initial stage and then take on cash as payment at later stages of the first year of operation. To the extent that we are successful in helping our clients and the crypto currencies increase in value, this will increase the value of the Company and the value of any distributions to the limited Members. In addition, the company plans to create and manage sales platforms and/or an exchange in compliance with applicable laws and relations in location DCG plans to operate in.

Company Growth
The Company Model Digital Currency Growth focuses its efforts on the long term well-being and expansion of its crypto currency clients. Its initial services are designed to increase the willingness of the public and businesses to accept the client's currencies. In addition, DCG focuses on assisting its clients gain broad public use of their currencies in retail outlets. DCG utilizes celebrities' endorsement through social media and public relations using media interviews to draw significant public attention on our digital currency client offerings. Celebrities will also promote DCG clients through a unique PR strategy through the celebrity social network profiles often times to millions of followers during each campaign.

The Company also seeks to maximize the potential for the sale of coins its holds and coins that its investor holds. DCG intends to develop the ability to sell coins through platforms that are in compliance with all applicable laws and regulations. the hallmark of our coin sales activity will be customer support and the ability to scale distribution.

The most unique aspect of DCG is that rather than collect strictly cash based payment the company accepts the client currencies as the major form of payment for services rendered. This is because of the confidence DCG has in its ability to increase the value of client currencies.

Company Strategy & Growth Plans
Company Strategy & Growth Plan Digital Currency Growth, LLC is seeking out early stage digital currency and cryptocurrency based companies that are on the cutting edge of the sector. Digital currencies (digital money or electronic money or electronic currency) is a type of currency that is non-physical, of which no banknotes and coins exist, and which can only be transmitted via electronic means, typically allowing for instantaneous transactions and borderless transfer of ownership. Examples include virtual currencies and cryptocurrencies. Like traditional money, these currencies may be used to buy physical goods and services, but may also be restricted to certain communities such as for use inside an on-line game or social network.



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070.000**	**$1,070,000**	**$995,100**

The digital currency field is in its infancy and DCG aware of only a small group of companies who have identified the tremendous need for support of digital currency companies. Distribution of coins through marketing efforts is another area the DCG feels is important to directly control and manage.

In addition, our Company is experienced in using celebrities to help educate the public about our clients. DCG offers a full line of services designed the accomplish three primary results for our clients: Dramatically increased awareness of its clients offerings resulting additional purchase demand for its digital currencies. Additional distribution of a client's currency through expansion of its exchange footprintâ€"more exchanges offering its currency and the development of DCG's own exchange platform to distribute coins will be a major focus of the Company.

Use of a client's currency at the retail level in terms of product sales transactions. DCG services will be offered in exchange for coins and tokens initially and then later the Company will accept cash payment to some degree. The company feels that its best opportunity for growth is in the success of its clients business model. DCG uses pay per click advertising to gain new potential cryptocurrency clients for our incubator services.

Direct Client Services:
The Company will focus its efforts on the long term well-being and growth of its crypto currency clients. Its primary services are designed to increase the willingness of the public and businesses to accept the clients' currencies. Our services include:

• Market research
• Public relations
• *Celebrity endorsement
• Exchange & coin sales services
• Business consulting
• Online marketing
• Web development
• Distribution consultation

The Market Digital currencies (digital money or electronic money or electronic currency) is a type of currency that is non-physical, of which no banknotes and coins exist, and which can only be transmitted via electronic means, typically allowing for instantaneous transactions and borderless transfer of ownership. Examples include virtual currencies and cryptocurrencies. Like traditional money, these currencies may be used to buy physical goods and services, but may also be restricted to certain communities such as for use inside an on-line game or social network.

Cryptocurrencies are classified as a subset of digital currencies and are also classified as a subset of alternative currencies and virtual currencies. Bitcoin became the first decentralized cryptocurrency in 2009. Since then, numerous cryptocurrencies have been created. Recently the digital currency field has experienced explosive growth as more and more people understand the value of having and using alternative currencies.

Digital currency support companies such as Digital Currency Growth serve an important function because many digital currency companies have been started by technically proficient people but they often have little or no business and marketing experience. Possible First Mover Advantage The digital currency field is in its infancy and we are aware of only a small group of companies who have identified the tremendous need for support of digital currency companies. In addition, our Company is experienced in using celebrities to help educate the public about our clients.

The Company is offering, through this Offering Memorandum, a limited number of shares of Membership Units in the Company to an unlimited number of purchasers/investors, as described herein. The Company is authorized

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

to issue additional classes of Membership Units from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, the Company is offering Membership Units in one (1) class. The Company's investment objective and strategy with regard to the shares of Membership Units are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Members.

Company Location
The Company's headquarters are located at 1449 Wetherington Way, Palm Harbor, Florida 34683.
• The Company's telephone number is: 727 403 6612
• The Company's web site address is: www.digitalcurrencygrowth.com
• The Company's email address is: contact@digitalcurrencygrowth.com

The Company's History
The company was started on the 19th of September 2017. In its first two weeks of operation it entered into two separate client agreements with a US based company and Canadian based company. The company generated 8.5 million coins from its contracts within two weeks. The company entered into its first celebrity/influencer endorsement agreement involving an internet influencer with over 2.1 million followers. The company working with a US based PR firm confirmed ten media appointments with the founder of its US based client.

The Company's Products and Services
Direct Client Services the Company will focus its efforts on the long-term well-being and growth of its crypto currency clients. Its primary services are designed to increase the willingness of the public and businesses to accept the clients' currencies. Our services include:

• Market research
• Public relations
• *Celebrity endorsement
• Exchange & coin sales services
• Business consulting
• Online marketing
• Web development
• Distribution consultation

The Company's Marketing and Sales Strategies
The Company Model Digital Currency Growth focuses its efforts on the long-term well-being and expansion of its crypto currency clients. Its initial services are designed to increase the willingness of the public and businesses to accept the client's currencies. In addition, DCG focuses on assisting its clients gain broad public use of their currencies in retail outlets. DCG utilizes celebrities endorsement through social media and public relations using media interviews to draw significant public attention on our digital currency client offerings. Celebrities will also promote DCG clients through a unique PR strategy through the celebrity social network profiles often times to millions of followers during each campaign.

The Company also seeks to maximize the potential for the sale of coins its holds and coins that its investor holds. DCG intends to develop the ability to sell coins through platforms that are in compliance with all applicable laws and regulations. The hallmark of our coin sales activity will be customer support and the ability to scale distribution.

11/20/2017

FP:  truCrowd

Open until: _01/31/2018_

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

FINANCIAL PROJECTIONS

Financial Projections Description Summary:

The Company has an existing contract with Cloud Coin Research which provides for the payment as many as 20,000,000 digital currency units in 2017 and cash fees and coin liquidation of an estimated $250,000 in the next twelve months based on our performance.

We are have recently added a second cryptocurrency client in the last three weeks. If we are successful in performing for Cloud Coin Research and are able to attract additional clients, we could earn 30,000,000 digital currency units in year two. Over the next three years, we anticipate the Company could receive 75,000,000 digital currency units and $2,250,000 in cash fees and liquidated coin inventory.

Financial Projections

Year	2017	2018	2019
Gross Revenues	$250,000	$750,000	$1,250,000
Coins/Crypto Currency	$12,000	$17,500	$22,500 *
Cost of goods	$212,000	$637,000	$1,060,000
Operating Expenses	$25,000	$75,000	$115,000
Net Income Before Tax	$13,000	$38,000	$75,000

* The Company expects to receive 12,000,000 Coin/Crypto Currency units in 2017, 17,500,000 in 2018 and 22,500,000 in 2019. Because there is currently no market for selling these units and amounts of Coins/Crypto Currency, the value is estimated at .001 per unit.

The Competition

Digital currencies (digital money or electronic money or electronic currency) is a type of currency that is non-physical, of which no banknotes and coins exist, and which can only be transmitted via electronic means, typically allowing for instantaneous transactions and borderless transfer of ownership. Examples include virtual currencies and cryptocurrencies. Like traditional money, these currencies may be used to buy physical goods and services, but may also be restricted to certain communities such as for use inside an on-line game or social network.

Cryptocurrencies are classified as a subset of digital currencies and are also classified as a subset of alternative currencies and virtual currencies. Bitcoin became the first decentralized cryptocurrency in 2009. Since then, numerous cryptocurrencies have been created. Recently the digital currency field has experienced explosive growth as more and more people understand the value of having and using alternative currencies. Digital currency support companies such as Digital Currency Growth serve an important function because many digital currency companies have been started by technically proficient people, but they often have little or no business and marketing experience.

First Mover Advantage

The digital currency field is in its infancy and we are aware of only a small group of companies who have identified the tremendous need for support of digital currency companies. In addition, our Company is experienced in using celebrities to help educate the public about our clients.

Competition

The Bitcoin ecosystem has attracted a lot of attention over the past few years. Numerous Startups have launched their projects, although most of them are in need of guidance. There are quite a few incubators all over the world

11/20/2017

FP: truCrowd

Open until: _01/31/2018_



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

who specialize in guiding Bitcoin startups to achieve their maximum potential. Below are three of the largest Bitcoin incubators the cryptocurrency world has seen in recent years:

CoinApex
CoinApex has made a fair few strategic investments in various cryptocurrency startups. Their portfolio does not contain any large companies, but that can also be a positive thing. So far, CoinApex invested in a payment processor, a trading platform, a new site, a company focusing on bitcoin compliance, and a recurring event.

Seedcoin
SeedCoin is a Bitcoin incubator founded back in 2013. Although the company focuses on making small investments in prominent bitcoin companies.

Satoshi Studios
Satoshi Studios launched earlier this year and will offer a three-month training program for Bitcoin entrepreneurs and startups. The first edition of this incubator program began in April of 2017, albeit no participants have been announced at this time.

Government Regulation
We are unaware of and do not anticipate having to expend significant resources to comply with any local, state and governmental regulations. We are subject to the laws and regulations of those jurisdictions in which we plan to offer our products and services, which are generally applicable to business operations, such as business licensing requirements, income taxes and payroll taxes. In general, the development and operation of our business is not subject to special regulatory and/or supervisory requirements.

Intellectual Property
We do not currently hold rights to any intellectual property and have not filed for copyright or trademark protection for our name, products, services or intended website. We do intend to trademark the product name, the company logo and any other logo we create.

The Company and Management

Digital Currency Growth is a newly formed dual class Limited Liability Company established in the state of Florida. The management voting Membership Interests in the Company are owned by Linda Batdorf, Robert and Anatola Cefail.

Robert Cefail
Mr. Cefail will be the Chief Executive Officer of the Company. Mr. Cefail's experience includes the creation and management of the celebrity based marketing firm CShoptv.net. His duties in the Company will include the establishment of strategic marketing relationships, client acquisition, overseeing the creation of various client web properties, creating various celebrity awareness campaigns and the direction of public relations campaigns for clients.

Anatola Cefail
Ms. Cefail will be the Vice President of the Company. Ms. Cefail has experience in company administration, internet services, web development and marketing. She will oversee strategic services development, digital currency best practices research and deployment with DCG clients, and public relations execution.

Linda Batdorf
Ms. Batdorf will be a vice president of the Company. Ms. Batdorf is experienced in company administration and finance. She will oversee financial management of DCG as well as administrative functions of DCG.

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

Research and Development

Since our inception to the date of this Offering Memorandum, we have not spent any money on research and development activities.

Company Milestones:

Month 1 to 12: The Company intends to contract a minimum of five digital currency clients; establish its own direct exchange coin sales solution; develop multiple educational web sites for marketing and PR purposes; utilize a minimum of 20 celebrities & internet influencers who possess at least 100,000,000 followers to promote DCG clients; run with our PR firm partner 200 media shows featuring DCG clients.

Month 13 to 24: The Company intends to contract and service a minimum of ten digital currency clients; establish its own USA direct exchange along with its other coin sales solutions; utilize a minimum of 50 celebrities & internet influencers who possess at least 250,000,000 followers to promote DCG clients during the second year; run with our PR firm partner 400 media shows featuring DCG clients in year two.

Reports to Security Holders

We intend to furnish annual reports to members, which will include audited financial statements reported on by our Certified Public Accountants. In addition, we will issue unaudited quarterly or other interim reports to members, as we deem appropriate or required by applicable Securities
regulations.

Government Regulation

We are unaware of and do not anticipate having to expend significant resources to comply with any local, state and governmental regulations. We are subject to the laws and regulations of those jurisdictions in which we plan to offer our products and services, which are generally applicable to business operations, such as business licensing requirements, income taxes and payroll taxes. In general, the development and operation of our business is not subject to special regulatory and/or supervisory requirements.

Description of Property

The Company does not own any real property such as land, buildings, physical plants or other material physical properties.

The Company's staff primarily works from home or at the facilities of the Company's clients.

Litigation

The Company is not involved in any litigation at this time.

Indemnification of Directors and Officers

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our Directors and Executive Officers.

Digital Currency Growth, LLC is a Florida limited liability company. Section 605.0408 of the Florida Revised Limited Liability Company Act authorizes Florida limited liability companies to indemnify directors and officers under certain circumstances against expenses (including legal
expenses) and liabilities incurred in legal proceedings in which they are involved by reason of being a director or officer, as applicable.

The Company's operating agreement provides that, to the fullest extent that the Florida Revised Limited Liability Company Act allowed, the Company shall indemnify every present or former director or officer against expenses,

11/20/2017

FP:

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

liabilities and losses incurred in connection with serving as a director or officer, as applicable, and to advance expenses of such director or officer incurred in defending any proceeding covered by the indemnity.

Control/Major Decisions

All of the operating decisions for the Company shall be made by the Class B Unit holders who have all of the voting rights in the Company.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

FORWARD LOOKING STATEMENTS

This Offering Memorandum and Disclosure Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum and Disclosure Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum and Disclosure Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Memorandum and Disclosure Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Offering Memorandum and Disclosure Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Memorandum and Disclosure Statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "ADDITIONAL RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE

11/20/2017
FP: truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

•   The Company participates in a highly competitive market and increased competition may adversely affect its business.
•   The demand for the Company's services depends in large part on our customers' acceptance of our service value. The Company's business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in their activities.
•   Failure to comply with existing and future regulatory requirements could adversely affect the Company's results of operations and financial condition.
•   The Company's future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the services that the Company sells such as celebrity endorsement cost, web development cost, and public relations costs.
•   The Company's business is complex and depends on maintaining good relationships with suppliers, customers and regulators; thus, we are dependent on key personnel who are knowledgeable and experienced concerning our business.
•   The digital currency field including crypto currencies is fraught with regulatory uncertainties both inside the United States and overseas. The laws regarding the distribution and sales of digital currencies vary from one country to the next. Regulatory and legal issues within the digital currency sector pose a significant ongoing risk to the company.
•   The Company has almost no operating or financial history.
•   The principals of the Company have very limited experience with providing services to digital currency companies.
•   If the digital currency units received by the Company are not accepted by the public, their value will be greatly reduced and they may have no value.
•   Any digital currency units distributed by the Company may be difficult to market and may have to be held for an indeterminate time before they can be sold and there is no guarantee that the digital currency units will have any value.
•   Because they will not have voting rights, investors will be relying entirely on the ability of the Management Members to accomplish the objectives of the Company.

11/20/2017

FP: truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612



OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

• The Company anticipates offering additional non-voting Membership Interests and these additional non-voting Membership Interests will dilute the ownership percentage and affect the distributions to owners of non-voting Membership Interests.

• Even if this Offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations and there will be substantial doubt about our ability to continue as a going concern.

• If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired and our reports to our members may be unreliable.

• If our competitors are able to develop and market products that are more effective or more affordable than ours, our commercial opportunities may be limited.

• We will have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

• The demand for our products depends in part on our customers' acceptance of our products or services. Failure to provide quality products and services to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation. Our business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in these activities.

• We are subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity and cash flows.

• We will be operating globally and will be subject to a number of economic, political and regulatory risks that are beyond our control.

• If we do not enhance our existing technology or introduce new technology or service offerings in a timely manner, our products may become obsolete over time and our revenue and profitability may decline.

• Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products and services.

• Changes in market access in the United States or internationally could adversely affect our results of operations and financial condition.

• Changes in currency regulatory laws can adversely affect the operations of the Company.

• Tax law changes or challenges to our tax positions could adversely affect our results of operations and financial condition.

• Our business is complex, and we are dependent on key personnel who are knowledgeable and experienced concerning our business.

• We may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

• We may not be able to integrate previous or future acquisitions as intended and achieve all projected synergies or other cost savings.

• Our services may infringe on the intellectual property rights of third parties that could cause legal problems and legal expense.

• We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

General Crowdfunding Risks

• Investments in startups and early-stage ventures are speculative and these enterprises often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

or early-stage venture often relies on the development of a new product or service that may or may not find a market. Investors should be able to afford and be prepared to lose their entire investment.

• Investors will be limited in their ability to resell their investment for the first year and may need to hold their investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where investors can quickly and easily trade securities on a market, investors may have to locate an interested buyer when they do seek to resell their crowdfunded investment.

• Once an investor makes an investment commitment for a crowdfunding offering, the investor will be committed to make that investment (unless they cancel their commitment within a specified period of time). As detailed in herein, the ability to cancel your commitment is limited.

• An investor's crowdfunding investment may purchase an equity stake in a startup. Unlike listed companies that are valued publicly through market-driven prices, the valuation of private companies, especially startups, is difficult and investors may risk overpaying for the equity stake they receive. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold through crowdfunding.

• The issuer must disclose information about the company, its business plan, the offering and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The company is also only obligated to file information annually regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that investors can use to evaluate the status of their investment. In contrast, investors may have only limited continuing disclosure about their crowdfunding investment.

• An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. Investors should also be aware that a portion of their investment may fund the compensation of the company's employees, including its management. Investors should carefully review any disclosure regarding the company's use of proceeds.

• In light of the relative ease with which early-stage companies can raise funds through crowdfunding, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

• Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Development Stage Business
Digital Currency Growth, LLC (the "Company") was formed on September 19, 2017 in the State of Florida. The Company is a developmental stage company and has just commenced operations or generated revenue. Accordingly, the Company has almost no history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Officers and Key Employees have little to no operating experience or history in the planned operations of the Company. Past performance of any Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company.
We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An "emerging growth company" may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

• Being permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the documents incorporated by reference into this Memorandum;
• Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;
• Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
• Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and Unit Holder approval of any golden parachute payments not previously approved.

We are also a "smaller reporting company" as defined in Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies.

We may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our Unit Holders may be different than you might receive from other companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Limited Operating History and Capital
Digital Currency Growth, LLC has almost no operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of its Membership Units as subscriptions are received. If less than $250,000 is received from the sale of its Membership Units, the Company may have insufficient cash to implement its business plans and investors who purchase its Membership Units shall be at heightened risk of loss of their investments. Bob take a look at this paragraph.

General Economic Conditions
The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy, especially the retail and housing economies, could materially adversely affect us. Our sales and performance

11/20/2017

FP: truCrowd

Open until: _01/31/2018_



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070.000**	**$1,070,000**	**$995,100**

depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for retail clothing, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

Digital Currency Growth, LLC has not established any revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital is obtained.

Managing Growth
The Company's anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, the Company may not be able to effectively implement these, or other measures designed to increase the Company's capability to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management
In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its officers. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life   insurance policy upon the success of this Offering.

Inadequacy of Funds
Gross offering proceeds of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion
The Company plans on expanding its business through the introduction of a sophisticated and aggressive marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Unit Holders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance
While the Company believes it can further develop the potential customer base, and develop a new customer base through its marketing and sales programs, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive website offer advantages over competitive companies and products, the Company's products

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

and website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability
The Company's success depends on its ability to successfully predict and adapt to changing behavior outside, as well as inside the United States. The Company will be adversely affected if the acceptance of digital currency by vendors does not develop in a timely manner.

Competition
Competition for the Company and its services will become more intense.

While there does exist some current competition, Management believes that the Company's services are unique in nature while offering greater value. However, there is the possibility that new competitors could seize upon the Company's business model and be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Potential Fluctuations in Quarterly Revenue
Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any particular fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Unit Holders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan
The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds
The net proceeds from this Offering will be used for the purposes described under Item 2.0 "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Unit Holders in order

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Lack of Management Control by Investors
The Company's Class B Unit Holders own 90% of the Company's outstanding Membership Units and have all of the voting rights in Company and upon completion of this Offering, the Company's Class A Unit Holders will still own 90% of the issued and outstanding Membership Units and will be able to continue to control the Company. Investors will become Class A non-voting Unit Holders of the Company but cannot take part in the management or control of the Company. The Company and its officers have wide latitude in making investment decisions. The Investors do not have such rights. The Investors will not have the ability to control the Company by a Unit Holder vote. The Company may require any Unit Holder at any time, to withdraw, in whole or in part, from the Company.

Return of Profits
The Company intends to retain some of its initial future earnings to fund operations and expand the Company's business. The Company also intends to distribute a portion of its coin earnings to Unit Holders on a periodic basis. The A Unit Holder will be entitled to receive profits proportionate to the amount of Membership Units held by that Unit Holder.

Notwithstanding the above the Company plans on providing a preferred distribution of its coin earnings that its elects to distribute at a rate of at least 50% of coins to all members of the A Class until each and every Unit Holder has received 35,000 coins for every $1000 they have invested.
The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance
Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business

The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced new products, services or distribution and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services.

The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. The Company may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's business, financial condition and results of operations.

Dependence on Computer Infrastructure

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

Website Security Risks

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally,

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality
If the software on the Company's website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue.

The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks Related To The Offering

Limited Transferability and Liquidity
To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state Securities laws, each investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state Securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities
The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 members. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 members.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the Principal holders of Membership Units deem it necessary. As a result, the Company's Membership Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

Long Term Nature of the Investment
An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state Securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws
The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida State Securities Laws, and other applicable Securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price
The offering price of the Membership Units has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Membership Units or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Membership Units and should not be regarded as an indication of any future market price of the Company's Securities.

Lack of Firm Underwriter
The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the Securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Because there is no public trading market for our Membership Units, you may not be able to resell your Units.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

We intend to register all Units sold though this offering. We intend to apply to have our Membership Units quoted on the OTC Markets or like service. This process takes at least 60 days and the application must be made on our behalf by a market maker. Our Securities may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market makers and make quotations on the OTC Markets or like service. We may consider pursuing a listing on the OTC Markets or like service after this registration becomes effective and we have completed our offering.

If our Membership Units become listed and a market for the Securities develops, the actual price of our Securities will be determined by prevailing market prices at the time of the sale.

A market for our Membership Units may not develop. Even if a market develops for our Membership Units, the trading of Securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our Securities or obtaining market quotations for them, which may have a negative effect on the market price of our Membership Units. You may not be able to sell your Securities at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any Securities you purchase from the selling security holders.

Investing in our company is highly speculative and could result in the entire loss of your investment.
Purchasing the offered Securities is highly speculative and involves significant risk. The offered Securities should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our Security Holders may be unable to realize a substantial or any return on their purchase of the offered Securities and may lose their entire investment. For this reason, each prospective purchaser of the offered Securities should read this Memorandum and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because buyers will pay more for our Membership Units than what the pro rata portion of the assets are worth.
We have only been recently formed and have only a limited operating history with limited earnings; therefore, the price of the offered Securities is not based on any data. The offering price and other terms and conditions regarding our Securities have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the offering price for the Securities or the fairness of the offering price used for the Securities. The arbitrary offering price of $1.00 per Unit as determined herein is substantially higher than the net tangible book value per Unit of our Membership Units. Our assets do not substantiate a Unit price of $1.00 per Unit. This premium in share price applies to the terms of this offering. The offering price will not change for the duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We have 5,000,000 Membership Units authorized of which only 374,150 Units are currently issued and outstanding and only maximum of 1,444,150 Units will be issued and outstanding after this offering terminates. Our management could, with the consent of the existing Unit Holders, issue substantially more Units, causing a large dilution in the equity position of our current Unit Holders.

If we file for or are forced into bankruptcy protection, investors will lose their entire investment.
If we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors.

11/20/2017

FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

In the event that our Securities are traded, they may trade under $5.00 per Unit, and thus will be considered a penny stock. Trading penny stocks has many restrictions and these restrictions could severely affect the price and liquidity of our Units.

In the event that our Securities are traded, and our Securities trade below $5.00 per Unit, our Securities would be known as a "penny stock", which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. Securities and Exchange Commission (the "SEC") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per Unit, subject to certain exceptions. Depending on market fluctuations, our Membership Units could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these Securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these Securities. In addition, he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our Securities, and may negatively affect the ability of holders of our Membership Units to resell them.

These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced Securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock when you want to.

We have established a minimum offering of our Membership Units.

Because there is a minimum offering of our Membership Units, purchasers in this offering may be one of a few to purchase our Membership Units and management's plans for the offering proceeds may not be met in which case the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our Membership Units, which could depress the price of our Units.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced Securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced Securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Membership Units, which may limit your ability to buy and sell our Units, have an adverse effect on the market for our Units, and thereby depress our Unit price.

You may face significant restriction on the resale of your Securities due to state "Blue Sky" laws.

Each state has its own Securities laws, often called "blue sky" laws, which (1) limit sales of Securities to a state's residents unless the Securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our Securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Membership Units. We have not yet applied to have our Securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Memorandum. We will initially focus our offering in the State of Washington and will rely on exemptions found under Washington Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Securities. You should therefore consider the resale market for

11/20/2017

FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

our Membership Units to be limited, as you may be unable to resell your Units without the significant expense of state registration or qualification.

Need for Additional Financing
Assuming all Securities are sold in this Offering, we believe that the net proceeds from this agreement, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 18 months. Such belief, however,
cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement
The ability of the Company to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

The Company will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered into by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel
The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into



OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Membership Units

We Are an Emerging Growth Company
The reduced disclosure requirements applicable to emerging growth companies may make our Membership Units less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Membership Units less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our Membership Units and our Unit price may be more volatile.

Risks Associated with Financial Projections
Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Decision Making
Our founders Robert Cefail, Anatolia Cefail, and Linda Batdorf own all of the Class B Units that have the voting rights in the Company. As a result, these four parties have the ability to control the management and affairs of the Company.

As a board member and officer, these four parties owe a fiduciary duty to our Unit Holders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our Unit Holders.

Minimum Offering
The Company has established a minimum offering of 20,000 Units must be sold by the Company in order to move forward with our business plan. The Company may not raise sufficient funds in this Offering to carry out its business plan as proposed, or that the net proceeds from the initial subscriptions for Units shall be in an amount sufficient to enable the Company to continue operations in any meaningful manner.

Best Efforts Offering
The Company's Membership Units are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered Units. All of the Membership Units may not be sold and the Company may have to cease operations putting investor's capital at risk.

Distribution Policy
Company management, in its sole discretion, may determine from time to time to declare and pay distributions out of any funds legally available therefore including digital currencies generated from its services.

No distributions to purchasers of our Securities are assured, nor are any returns on, or of, a purchaser's investment guaranteed. Cash distributions are subject to our ability to generate positive cash flow from operations. Digital

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

currency distribution are not necessarily tied to positive cash flow. All distributions are further subject to the discretion of Company management. It is possible that we may have cash available for distributions, but management could determine that the reservation, and not distribution, of such cash by our Company would be in our best interest.

Unit Holders are only entitled to distributions or distributions proportionate to their shares of Membership Units (Ownership) when and if declared by the Company's Board of Directors out of funds legally available therefore except as described above regarding initial preferred distribution. Future distribution policies are subject to the discretion of the Board of Directors of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

Basis for Distributions
Our Company's ability, and our Class B Unit Holders' decisions, to issue distributions to our Unit Holders will be based upon the consolidated operating results of our Company and our subsidiaries. Although our Board of Directors has discretion over whether to declare and pay distributions to our Unit Holders, our Board of Directors does not intend, and has no reason to withhold distributions from our Unit Holders, except as may be necessary to fund reserves for our Company, or our subsidiaries, as deemed appropriate by our Board of Directors or required by any financing arrangements we may enter into.

Distributions and Reinvestment
The Company does not intend that any cash distributions that will be paid to the Members out of the Company's current cash earnings and profits, but rather that such income will be reinvested. Potential investors should keep this limitation in mind when determining whether or not an investment in the Company is suitable for their particular circumstances. The Company reserves the right to change such policy without the consent of the Members and in the event the Company changes its policy regarding distributions or distributions such distributions or distributions may be made in cash or in kind. Bob take a look at this paragraph.

The foregoing description is general and is not intended to be exhaustive. Investors must recognize that there are inherent limitations on all descriptions of investment processes due to the complexity, confidentiality and subjectivity of such processes.

Liquidation Preferences
Upon the dissolution, liquidation or winding up of the Company, the assets legally available for distribution to the holders of all series of the Company's Membership Units will be distributed ratably among the Unit Holders in proportion to their holdings of Membership Units.

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the proceeds from this Offering to execute the Company's business and marketing plans.

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$20,000	$1,070,000
Less: Offering Expenses (FP Fees)	$3,500	$74,900
Net Proceeds	$16,500	$995,100
Use of Net Proceeds		
A. Advertising	$16,500	$150,000
B. Celebrity endorsement		$320,000
C. Public relations and Media placement		$225,100
D. Legal		$85,000
E. DCG customer acquisition		$45,000
F. Exchange creation and development		$170,000
G. Operating expenses		$35,000
Total Use of Net Proceeds	$16,500	$995,100

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage Colonial Stock Transfer Agent to transfer the Membership Units to the newly acquired securities holders. After the Units are properly transferred to the new security holders, truCrowd will direct the Escrow Agent to release the money to the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are offering 20,000 Units of our "Class A" Membership, at $1,00 per Unit. We are accepting oversubscription (on a first come – first served basis) up to $1,070,000 Units of our "Class A" Membership Units at $1 per Unit.

The material terms and provisions of our Class A non-voting Membership Units and each other class of our Securities which qualifies or limits our Class A non-voting Membership Units are described as follows:

(i) Distribution rights: The Class A non-voting distribution rights are described herein under the Distribution Policy of the Company as well as the basis for such Distributions.
(ii) Voting rights: the Class A non-voting Membership Units have no votes.
(iii) Liquidation rights: the Class A non-voting Membership Units have no special liquidation rights.
(iv) Preemptive rights: the Class A non-voting Membership Units have no preemptive rights.
(v) Conversion rights: the Class A non-voting Membership Units have no conversion rights.
(vi) Redemption provisions: the Class A non-voting Membership Units have no redemption provisions.
(vii) Sinking fund provisions: there are no sinking fund provisions for the Class A non-voting Membership Units.
(viii) Liability to further calls or to assessment by the issuer: the Class A non-voting Membership Units have no liability to further calls or to assessment by the issuer.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No

The material terms and provisions of our Membership Units are as follows:
(i) Dividend rights: there are no planned dividend rights.
(ii) Voting rights: the Class A Membership Units are non-voting.
(iii) Liquidation rights: the Class A Membership Units have no special liquidation rights.
(iv) Preemptive rights: the Class A Membership Units have no preemptive rights.
(v) Conversion rights: the Class A Membership Units have no conversion rights.
(vi) Redemption provisions: the Class A Membership Units have no redemption provisions.
(vii) Liability to further calls or to assessment by the issuer: the Class A Membership Units have no liability to further calls or to assessment by the issuer.

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Digital Currency Growth, LLC
Capital Structure

Membership Units
Class A 5,000,000   Voting Rights: No
Class B 1,000   Voting Rights: Yes

Membership Units Characteristics
The material terms and provisions of our Membership Units are as follows:

(i) Dividend rights: there are no planned dividend rights.
(ii) Voting rights: the Class A Membership Units are non-voting.
(iii) Liquidation rights: the Class A Membership Units have no special liquidation rights.
(iv) Preemptive rights: the Class A Membership Units have no preemptive rights.
(v) Conversion rights: the Class A Membership Units have no conversion rights.
(vi) Redemption provisions: the Class A Membership Units have no redemption provisions.
(vii) Liability to further calls or to assessment by the issuer: the Class A Membership Units have no liability to further calls or to assessment by the issuer.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

See section 17 above for a full discussion.

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes   ☐ No

See section 17 above for a full discussion.

20.   How could the exercise of rights held by the principal securities holders identified in Question 6 above affect the purchasers of the securities being offered?

Distribution Policy
Company management, in its sole discretion, may determine from time to time to declare and pay distributions out of any funds legally available therefore including digital currencies generated from its services.

No distributions to purchasers of our Securities are assured, nor are any returns on, or of, a purchaser's investment guaranteed. Cash distributions are subject to our ability to generate positive cash flow from operations. Digital currency distribution are not necessarily tied to positive cash flow. All distributions are further subject to the discretion of Company
management. It is possible that we may have cash available for distributions, but management could determine that the reservation, and not distribution, of such cash by our Company would be in our best interest.

Unit Holders are only entitled to distributions or distributions proportionate to their shares of Membership Units (Ownership) when and if declared by the Company's Board of Directors out of funds legally available therefore except as described above regarding initial preferred distribution. Future distribution policies are subject to the discretion of the Board of Directors of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

Basis for Distributions
Our Company's ability, and our Class B Unit Holders' decisions, to issue distributions to our Unit Holders will be based upon the consolidated operating results of our Company and our subsidiaries. Although our Board of Directors has discretion over whether to declare and pay distributions to our Unit Holders, our Board of Directors does not intend, and has no reason
to withhold distributions from our Unit Holders, except as may be necessary to fund reserves for our Company, or our subsidiaries, as deemed appropriate by our Board of Directors or required by any financing arrangements we may enter into.

Distributions and Reinvestment
The Company does not intend that any distributions or other distributions will be paid to the Members out of the Company's current earnings and profits, but rather that such income will be reinvested. Potential investors should keep this limitation in mind when determining whether or
not an investment in the Company is suitable for their particular circumstances. The Company reserves the right to change such policy without the consent of the Members and in the event the Company changes its policy regarding distributions or distributions such distributions or distributions may be made in cash or in kind. Bob take a look at this paragraph.

Distribution Policy

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070.000	$1,070,000	$995,100

Company management, in its sole discretion, may determine from time to time to declare and pay distributions out of any funds legally available therefore including digital currencies generated from its services.

No distributions to purchasers of our Securities are assured, nor are any returns on, or of, a purchaser's investment guaranteed. Cash distributions are subject to our ability to generate positive cash flow from operations. Digital currency distribution are not necessarily tied to positive cash flow. All distributions are further subject to the discretion of Company management. It is possible that we may have cash available for distributions, but management could determine that the reservation, and not distribution, of such cash by our Company would be in our best interest.

Unit Holders are only entitled to distributions or distributions proportionate to their shares of Membership Units (Ownership) when and if declared by the Company's Board of Directors out of funds legally available therefore except as described above regarding initial preferred distribution. Future distribution policies are subject to the discretion of the Board of Directors of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

Basis for Distributions
Our Company's ability, and our Class B Unit Holders' decisions, to issue distributions to our Unit Holders will be based upon the consolidated operating results of our Company and our subsidiaries. Although our Board of Directors has discretion over whether to declare and pay distributions to our Unit Holders, our Board of Directors does not intend, and has no reason
to withhold distributions from our Unit Holders, except as may be necessary to fund reserves for our Company, or our subsidiaries, as deemed appropriate by our Board of Directors or required by any financing arrangements we may enter into.

Distributions and Reinvestment
The Company does not intend that any distributions or other distributions will be paid to the Members out of the Company's current earnings and profits, but rather that such income will be reinvested. Potential investors should keep this limitation in mind when determining whether or not an investment in the Company is suitable for their particular circumstances. The Company reserves the right to change such policy without the consent of the Members and in the event the Company changes its policy regarding distributions or distributions such distributions or distributions may be made in cash or in kind. Bob take a look at this paragraph.

Stock, subject to the right of our Board of Directors to designate the rights and privileges of our authorized but unissued Preferred Stock in the future

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price was determined by the Company using the following principal factors:

•   The information set forth in this Form C and otherwise available to the Company;
•   Our history and prospects and the history of and prospects for the industry in which we compete;
•   Our past and present financial performance;
•   Our prospects for future earnings and the present state of our development;
•   The general condition of the Securities markets at the time of this Offering;
•   The recent market prices of, and demand for, publicly traded Membership Units of generally comparable companies; and

11/20/2017

FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

•   Other factors deemed relevant by the Company.

We sold 10% ownership in the company for about $375,000

The valuation was calculated at pre-money of **$3,750,000.**

The minimum investment amount per investor is $1,000.00

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from securities holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for securities holders.

☐ **Transactions with related parties:**

11/20/2017

FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its securities holders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company as described herein, does not have any debt.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
10/18/2017	Reg D 506 (b)	Class A of Membership Units	$374,399.00	Celebrity endorsements, PR media placements, web development, legal services.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

elsewhere in this Offering Memorandum ("Memorandum"). Some of the information contained in this discussion and analysis or set forth elsewhere in this Memorandum, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Memorandum. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk Factors" section of this Memorandum for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our financial statements are stated in United States Dollars (USD or US$) and are limited to statements prepared by the company book keeper through the Company Quick Books service.

Digital Currency Growth, LLC (the "Company"), is a development stage company incorporated in the State of Florida on the 19th of September 2017 as a for profit corporation with a fiscal year end date.

Since incorporation, we have not made any significant purchase or sale of assets. To meet our need for cash we are attempting to raise money from this offering of our Membership Units. Even if we are able to raise enough money through this Offering to commence operations, we cannot guarantee that once operations commence we will stay in business after doing so. If we are unable to successfully attract customers, we may quickly use up the proceeds from this Offering.

From the date of incorporation, 19 September 2017, through 3 November 2017, our business operations have primarily been focused on developing our products and services, nurturing business relationships with our distribution partners and developing our business plan. We have spent a total of approximately $6000 on the costs of preparing and filing this Offering Memorandum. We have generated only limited revenue from business operations.

The proceeds from this Offering will satisfy our cash requirements for up to 18 months. If we are unable turn a profit by that time, we may be forced to raise additional capital. The expenses of this Offering include the preparation of this Memorandum and developing the business plan.

The Company is offering, through this Offering Memorandum, a limited number of shares of Membership Units in the Company to an unlimited number of investors, as described herein. The Company is authorized to issue additional classes of Membership Units from time to time pursuant to other offering materials containing financial terms and conditions that may differ
from those set forth herein. As of the date set forth hereof, the Company is offering Membership Units in one (1) class. The Company's investment objective and strategy with regard to the Securities are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Members.

Operating Results
Digital Currency Growth, LLC was formed as a State of Florida limited liability company on September 19, 2017. Therefore, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with early, growth state companies. The
likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion of a business and the continued development of the business method. We may never operate profitably.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

The Company's revenue, described within this Offering Memorandum and the Consolidated Financial Statements, is based upon its few sales to date. There has been no other significant component of revenue or expense, specifically related to the operations of the Company. Therefore, there are no significant material changes in its net sales or revenues.

Liquidity and Capital Resources
The capital resources required by the Company to manage its operations without incurring any uncompensated costs and minimal profit are significant. Therefore, the Company is offering, through this Offering Memorandum, a limited number of shares of Class A non-voting membership Units to an unlimited number of Investors, as described herein in order to raise capital increase the Company's liquidity and capital resources. The Company as described herein, does not have any debt.

Off-Balance Sheet Arrangements
We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our members.

Inflation
The effect of inflation on our revenues and operating results has not been significant.

Critical Accounting Policies
Our financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. We have identified below the critical accounting policies which are assumptions made by management about matters that are highly uncertain and that are of critical importance and have a material impact on our financial statements. Management believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this Offering Memorandum, where such policies have a material effect on reported and expected financial results. A complete listing of our significant policies is included in the notes to our financial statements for the year ended date.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Digital Currency Growth LLC
For the Period Ended October 31, 2017
With Independent Accountant's Review Report

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Digital Currency Growth LLC
Financial Statements
For the Period Ended October 31, 2017

Contents

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Independent Accountant's Review Report

The Board of Directors
Digital Currency Growth LLC

I have reviewed the accompanying balance sheets of Digital Currency Growth LLC (the Company) as of October 31, 2017, and the related consolidated statements of operations, changes in members' equity, and cash flows for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA



Plano, Texas
November 16, 2017

11/20/2017

FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Digital Currency Growth, LLC
Balance Sheet

	October 31, 2017
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ 123,326
Financial Instruments *(note 1)*	17,587
Accounts receivable	3,000
Loan due from voting members	750
Total current assets	144,663
Property and equipment, net	-
Total assets	$ 144,663
Liabilities and members' equity	
Current liabilities:	
Accrued Expenses	$ 9,972
Deferred Revenue *(note 1)*	2,500
Loan payable to QSM *(note 2)*	1,606
Total current liabilities	14,078
Other long-term liabilities	– –
Total liabilities	14,078
Members' equity: *(note 3)*	
Voting members	
Anatola Cefail	(54,458)
Robert Cefail	(54,457)
Bruce Wisemar	(51,865)
Linda Batdorf	(46,678)
Non-voting members	338,043
Total members' equity	130,585
Total liabilities and members' equity	$ 144,663

See accompanying notes.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Digital Currency Growth, LLC
Statements of Operations
For the Period ended

	October 31, 2017
Revenues	
Digital currency	$ 18,087
Refund	(1,000)
Net revenue	17,087
Expenses:	
Accounting fees	1,000
Administrative services	976
Advertising and promotions	156,350
Bank charges	68
Marketing expenses	52,704
Legal	14,450
Total operating expenses	225,548
Operating loss	
Other income:	
Interest income	3
Net loss	(208,458)

See accompanying notes.



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

Digital Currency Growth, LLC
Statements of Cash Flows

	Period Ending October 31, 2017
Operating activities	
Cash receipt from customers	$ -
Cash paid to suppliers	(216,576)
Interest income	3
Net cash used by operating activities	(216,573)
Investing activities	
	-
Net cash used in investing activities	-
Financing activities	
Loan due- QSM	1,606
Proceeds from capital contributed	338,293
Net cash provided by financing activities	339,899
Net increase in cash and cash equivalents	123,326
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 123,326

11/20/2017

FP:

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

The AICPA is conducting early stage research about developing an accounting standard for digital currency and the technology that underpins it. There is currently a diversity of views on the accounting among professionals, we have decided to show it as financial instrument.

The Company will record unrecognized loss if they become aware of any devaluation. At the same time, any gain will be recognized as ordinary gain or loss on income statement.

Deferred Revenue

Deferred revenue represents amounts received from customers for work in progress that are in excess of amounts recognized as revenue.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a LLC and will be taxed at voting-member level.

2. Loan due

The Company owes money to QSM, a related company. Robert Cefail, a voting member owns QSM.

3. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership units, are as follow:

The Company is authorized to have two classes of units of equity interest in the Company:

Class A non-voting, non-management class consisting of 5,000,000 units of which 338,043 units have been issued.
Class B voting management class consisting of 1,000 unit, each unit is entitled to one vote.

The Company is offering non-voting Membership Interests in this LLC at one (1) dollar per unit during this round of financing with a minimum investment of $1000. All purchasers of these non-voting Membership Interests in this offering shall receive a preferred return of digital currency units or cash as defined below.:

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	1.070,000	$1,070,000	$995,100

Digital Currency Growth, LLC
Notes to Financial Statements
October 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Digital Currency Growth LLC (DCG or the Company), a Florida limited liability company, focuses its efforts on the long-term well-being and expansion of its digital currency (crypto) clients. Its primary services are designed to increase the willingness of the public and businesses to accept the client's currencies. In addition, DCG focuses on assisting its clients to gain broad public use of their currencies in retail outlets.

DCG utilizes celebrities' endorsement through social media and public relations using media interviews to draw significant public attention on our digital currency client offerings. Celebrities will also promote DCG clients through a unique PR strategy through the celebrity social network profiles often times to millions of followers during each campaign.

The most unique aspect of DCG is that rather than collect strictly cash based payment the company accepts the client currencies as the major form of payment for services rendered. This is because of the confidence DCG has in its ability to increase the value of clients' currencies.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Financial Instruments

As of the date of this report, we are not aware of any jurisdiction in which digital currency has status as legal tender or of any digital currency issued by a government's central bank. As such, digital currencies exist outside the recognition of established financial institutions.

As of the date of this report, use and acceptance of digital currencies as a method of payment is banned in some countries. However, there is an increasing volume of digital currency transactions, and, over 100,000 merchants world-wide accept digital currency, including Microsoft Corp., Dell Inc., and Overstock.com.

The SEC, the Financial Crimes Enforcement Network (FinCEN), and the IRS have all issued some form of regulation regarding virtual currencies in the last few years. The main problem with regulating virtual currencies is that it is treated as both a method of payment and an investment property.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

Coin Distribution Target: Purchasers of these non-voting Membership Interests will receive at least 50% of digital currency units generated by the Company which will be subsequently distributed on a timely basis. This preferred distribution will continue until a total of 3,500,000 coins for every $100,000 raised has been distributed to the investors unless the Profit Distribution target is reached first at which point the preferred distribution of coins will cease.

In the event there are cash profit distributions prior to the purchasers receiving the amount of coins provided above, the Purchasers of the non-voting Membership Interests will receive 50% of all profits distributed until their initial investment has been recouped unless the Coin Distribution Target is reached first at which point the preferred distribution of profits will cease.

After the preferred distribution is completed the non-voting Membership purchasers shall then receive distributions equivalent to their percentage of the non-voting Interests owned in the Company.

Liquidation Rights: In the event of the dissolution, liquidation or winding up of the Company, the assets legally available for distribution to the holders of non-voting Membership Interests will be distributed ratably among the Interest Holders in proportion to their holdings of non-voting Membership Interests and after liquidation of any and all liabilities.

4. Commitments and Contingencies

None exists at the time of the issuance of this report.

11/20/2017
FP:  truCrowd

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
              ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
              ☐ Yes ☑ No

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      (iii)   bars such person from being associated with any entity or from participating in
      the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with

11/20/2017
FP: truCrowd

Open until: *01/31/2018*



Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$20,000**	**$16,500**
Maximum Amount	**1.070,000**	**$1,070,000**	**$995,100**

respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 5th of the following year.

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: digitalcurrencygrowth.com

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

11/20/2017
FP:

Open until: *01/31/2018*

Digital Currency Growth, LLC
1449 Wetherington Way
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

20,000 Class "A" Membership Non-Voting Units at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$20,000	$16,500
Maximum Amount	1.070,000	$1,070,000	$995,100

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days